
July 1, 2009

Mr. Alan S. Gever
Executive Vice President
Smart Balance, Inc.
115 West Century Road, Suite 260
Paramus, New Jersey 07652

> **Re:** **Smart Balance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement**
> **Filed April 9, 2009**
> **Response Letter Dated June 11, 2009**
> **File No. 1-33595**

Dear Mr. Gever:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We believe it will be necessary for you to amend your filing to comply with the following comment. Since an amendment will be required, we ask that you also amend your filing to comply with prior comments 1 and 6. In addition, please clarify your disclosure in Note 2 with the information you provided in your response to comply with prior comment 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Discussion of Results on an Operating Basis, page 26

2.   We have read your response to prior comment 4 in which you requested not to
        amend your filing because you believe that your MD&A presentation of results
        on an "operating basis" is the most meaningful, clear, concise and understandable
        method for investors to compare the operating performance of GFA period to
        period. Further, you requested not to amend your filing to include audited
        financial statements of GFA, the predecessor entity, because you believe that this
        information would not provide investors with any additional relevant information
        that was not already reflected in your prior filings.

        We have consulted with our Division's Office of the Chief Accountant, and we
        believe that it will be necessary for you to amend your filing to provide audited
        predecessor financial information for all periods presented in your annual report
        up to the date of the acquisition as required by Rule 3-02 of Regulation S-X. Your
        annual report is otherwise considered materially deficient without these financial
        statements. We do not waive the requirement for financial statements of a
        predecessor. As indicated in our prior comment, your selected financial data
        should also reflect similar predecessor financial information for all periods
        presented. In MD&A, you should discuss and analyze your historical results
        along with those of your predecessor.

        Additionally, if you elect to present a supplemental non-GAAP discussion of
        operating results in your MD&A, then it must be presented in a format complying
        with Article 11 of Regulation S-X. This means that it would not be appropriate to
        back out charges related to employee stock compensation, DD&A, and pre-
        acquisition overhead costs. However, you should pro forma similar DD&A into
        2006. You will also need to discuss the costs incurred in 2007 and 2008 that were
        dissimilar to any costs incurred by GFA when it was a private entity.

        In this regard, tell us the consideration that you have given to continuing to make
        sales under your existing shelf registration statement on Form S-3 (333-147735)
        and your three registration statements on Form S-8 (333-156341, 333-156338 and
        333-147734).

Definitive Proxy Statement on Schedule 14A Filed April 9, 2009

Base Salary, page 17

3.   We note your response to our prior comment five and the list of factors considered in making base salary adjustments for your named executive officers. Please explain the specific factors considered in granting an increase in salary to Mr. Konzelmann.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tracie Towner at (202) 551-3744, Lily Dang at (202) 551-3867, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Mike Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director